Pricing Term Sheet	Issuer Free Writing Prospectus
Dated October 25, 2021	Filed Pursuant to Rule 433
Registration Statement No. 333-232821
Supplementing the Preliminary
Prospectus Supplement October 25, 2021
(To the Prospectus dated July 25, 2019)

$750,000,000 2.875% Senior Notes due 2031 (the “Notes”)

(the “Offering”)

The information in this pricing term sheet relates to the Offering of SYNCHRONY FINANCIAL (the “Issuer”), and should be read together with the preliminary prospectus supplement dated October 25, 2021 relating to the Offering, and the accompanying prospectus dated July 25, 2019 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-232821) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”).

The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	SYNCHRONY FINANCIAL

Title of Securities:	2.875% Senior Notes due 2031

Ranking:	Senior Unsecured

Maturity Date:	October 28, 2031

Principal Amount:	$750,000,000

Price to Public:	99.888% of the principal amount

Net Proceeds to Issuer (before
estimated offering expenses):	$745,035,000

Treasury Benchmark:	1.250% due August 15, 2031

Treasury Benchmark Price:	96-16

Treasury Benchmark Yield:	1.638%

Spread to Treasury Benchmark:	+125 basis points

Yield to Maturity:	2.888%

Interest Rate:	2.875%

Day Count Convention:	30/360, Following Unadjusted

Business Day Convention:	New York

Interest Payment Dates:	Interest on the Notes will be payable semi-annually in arrears on April 28th and October 28th of each year, beginning on April 28, 2022

Optional Redemption:	The Notes may not be redeemed by the Issuer prior to April 28, 2022. At any time and from time to time on or after April 28, 2022 prior to July 28, 2031 (three month prior to the maturity date of the Notes), the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to the greater of:

(i) 100% of the aggregate principal amount of the Notes to be redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) in respect of the Notes to be redeemed (assuming that the Notes matured on July 28, 2031), discounted to such redemption date, on a semi-annual basis, at the applicable Treasury Rate plus 20 basis points, plus, in each case of (i) and (ii), accrued and unpaid interest to, but excluding, the redemption date of the Notes to be redeemed.

At any time and from time to time on or after July 28, 2031 (three month prior to the maturity date of the Notes), the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date of the Notes to be redeemed.

CUSIP / ISIN:	87165BAR4 / US87165BAR42

Format:	SEC Registered

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Method of Settlement:	DTC

Trade Date:	October 25, 2021

Settlement Date**:	October 28, 2021 (T+3)

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Mizuho Securities USA LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC

Co-Managers:	Academy Securities, Inc.
Mischler Financial Group, Inc.
Blaylock Van, LLC
CastleOak Securities, L.P.
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

**

It is expected that delivery of the Notes will be made against payment therefor on or about October 28, 2021, which will be the third business day after the date of the prospectus supplement. Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of the prospectus supplement will be required, by virtue of the fact that the Notes will settle in three business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated October 25, 2021 with the SEC for the Offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement related to the Offering and the accompanying prospectus may be obtained from: J.P. Morgan Securities LLC, Attention: Investment Grade Syndicate Desk, 383 Madison Avenue, New York, New York 10179 or by calling at (212) 834-4533; Mizuho Securities USA LLC, Attention: Debt Capital Markets Syndicate, 1271 Avenue of the Americas, New York, New York 10020 or by calling at (866) 271-7403; RBC Capital Markets, LLC, Attention: DCM Transaction Management, 200 Vesey Street, 8th Floor, New York, New York 10281 or by calling at (866) 375-6829; Wells Fargo Securities, LLC, Attention: Transaction Management, 550 South Tryon Street, 5th Floor, Charlotte, NC 28202 or by calling at (800) 645-3751.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.